UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 9 August, 2012

ASX & MEDIA RELEASE
9 AUGUST, 2012

MEI PHARMA TO ACQUIRE PRACINOSTAT, A POTENTIAL BEST-IN-CLASS HDAC INHIBITOR

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MEIP) has made the following announcement:

San Diego – 8 August, 2012 – MEI Pharma, Inc., an oncology company focused on the clinical development of novel therapies for the treatment of cancer, announced today that it has entered into a definitive asset purchase agreement with S*BIO Pte Ltd, a privately held biotechnology company, pursuant to which MEI Pharma will acquire S*BIO’s exclusive worldwide rights to Pracinostat, an investigational, potential best-in-class, oral histone deacetylase (HDAC) inhibitor.

“We are excited to seize this opportunity to bolster our pipeline with a potential best-in-class, late-stage compound with activity against a validated target, under favourable terms,”
said Daniel P Gold, PhD, President and Chief Executive Officer of MEI Pharma.  “The acquisition of Pracinostat broadens our potential addressable market in oncology with applications in both hematologic disorders and solid tumours.  We believe that the addition of this targeted small molecule to our existing portfolio of novel isoflavone-based drug candidates, ME-143 and
ME-344, will significantly enhance shareholder value."

Pracinostat is an orally available, selective HDAC inhibitor that has demonstrated clinical evidence of single-agent activity, including studies in patients with advanced hematologic disorders such as acute myeloid leukaemia and myelofibrosis.  In addition, Pracinostat has demonstrated pharmacokinetic properties in the clinic that compare favourably to other compounds of this class.

Pursuant to the terms of the agreement, MEI Pharma will issue $500,000 of common stock to S*BIO.  The agreement also includes potential success-based clinical, regulatory and sales milestone payments of up to $75.2 million, as well as low single-digit contingent earn-out payments based on net sales.  The transaction is expected to close on or about 28 August , 2012, subject to S*BIO shareholder approval and certain customary closing conditions.

About Pracinostat

Pracinostat is a selective inhibitor of a group of enzymes called histone deacetylases (HDAC). HDACs belong to a larger set of proteins collectively known as epigenetic regulators that can alter gene expression by chemically modifying DNA or its associated chromosomal proteins.  Abnormal activity of these regulators is believed to play an important role in cancer and other diseases. There are currently two HDAC inhibitors approved by the U.S. Food and Drug Administration (FDA) for the treatment of cutaneous T-cell lymphoma, one of which is also approved for the treatment of peripheral T-cell lymphoma.  Pracinostat has been generally well tolerated in clinical testing of more than 150 patients, with readily manageable side effects often associated with drugs of this class.  The most common adverse event (all grades) is fatigue.

Data from a Phase II clinical trial of oral Pracinostat showed evidence of single-agent activity in heavily pre-treated patients with intermediate or high-risk myelofibrosis, with two patients showing a clinical improvement.  These results are scheduled for publication in the September, 2012 issue of Leukemia Research.  Pracinostat has also demonstrated pre-clinical activity in both hematologic disorders and solid tumours when used alone or in combination with a wide range of therapies in laboratory studies.  Data recently published in the May, 2012 issue of Blood Cancer Journal demonstrated synergistic pre-clinical activity when Pracinostat was combined with an experimental JAK2 inhibitor, also developed by S*BIO and recently acquired by Cell Therapeutics, Inc.  Pracinostat has not been approved for commercial distribution.

Conference Call Details

MEI Pharma’s management team will host a conference call with simultaneous webcast today,
8 August, 2012, at 5:00 p.m. Eastern time to discuss the asset purchase agreement to acquire Pracinostat, along with an update on its clinical development programs for ME-143 and ME-344.  To access the live call, please dial 800-414-9222 (toll-free) or 847-413-3402 (international), participant passcode 33054881.  A replay of the call will be available approximately two hours after the conclusion of the call.  To access the replay, please dial 888-843-7419 (toll-free) or 630-652-3042 (international), passcode 33054881#.  The conference call will also be webcast live and can be accessed at www.meipharma.com/investor.

About MEI Pharma

MEI Pharma, Inc. is a San Diego-based oncology company focused on the clinical development of novel small molecules for the treatment of cancer.  The company’s lead drug candidates, ME-143 and ME-344, have been shown in laboratory studies to interact with specific enzyme targets resulting in inhibition of tumour cell metabolism, a function critical for cancer cell survival.
MEI Pharma presented results from a Phase I clinical trial of intravenous ME-143 in patients with solid refractory tumours at the American Society of Clinical Oncology Annual Meeting in June, 2012.  The Company received FDA approval of its investigational new drug application for ME-344 in April 2012 and initiated a Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumours shortly thereafter.  MEI Pharma owns exclusive worldwide rights to ME-143 and ME-344.  For more information, go to www.meipharma.com.

About S*BIO Pte Ltd

S*BIO Pte Ltd is a privately-held biotechnology company focused on the research and clinical development of novel targeted small molecule drugs for the treatment of cancer, with leading programs around kinases and histone deacetylases (HDAC).  Based in Singapore, S*BIO has strong links with a network of medical oncologists in Asia Pacific, with investors that include EDBI (EDB Investments), Aravis Ventures, Mitsui Ventures and other international funds.

About Novogen Limited

Novogen Limited (ASX: NRT  NASDAQ:NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, MEI Pharma, Inc  More information on the Novogen group of companies can be found at www.novogen.com.